UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Sentio Healthcare Properties, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

817304108

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

Telephone: (212) 750-8300

with a copy to:

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel RE Investment Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sentinel Investment Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA AIV-1 L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Associates REPA L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR REPA GP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,993,613

	8	Shared Voting Power 0

	9	Sole Dispositive Power 10,993,613

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,993,613

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,993,613

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 817304108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 10,993,613

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 10,993,613

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,993,613

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 48.9%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 8 supplements and amends the Schedule 13D filed on October 28, 2013 by the Reporting Persons (as defined below), as amended by Amendment No. 1 to the Schedule 13D filed on December 9, 2013, as amended by Amendment No. 2 to the Schedule 13D filed on April 9, 2014, as amended by Amendment No. 3 to the Schedule 13D filed on June 18, 2014, as amended by Amendment No. 4 to the Schedule 13D filed on August 15, 2014, as amended by Amendment No. 5 to the Schedule 13D filed on November 18, 2014, as amended by Amendment No. 6 to the Schedule 13D filed on December 18, 2014, as amended by Amendment No. 7 to the Schedule 13D filed on December 31, 2014 (as so amended, the “Schedule 13D”), relating to the common stock, $0.01 par value per share (“Common Stock”), of Sentio Healthcare Properties, Inc., a Maryland corporation (the “Issuer”).  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 8 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i) Sentinel RE Investment Holdings LP, a Delaware limited partnership (“Sentinel LP”);

(ii) Sentinel RE Investment Holdings GP LLC, a Delaware limited liability company (“Sentinel General Partner”);

(iii) KKR REPA AIV-1 L.P., a Delaware limited partnership (“KKR REPA AIV-1 Fund”);

(iv) KKR Associates REPA L.P., a Delaware limited partnership (“KKR Associates REPA”);

(v) KKR REPA GP LLC, a Delaware limited liability company (“KKR REPA GP”);

(vi) KKR Fund Holdings LP, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);

(vii) KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”);

(viii) KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);

(ix) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(x) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xi) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xii) Henry R. Kravis, a United States citizen; and

(xiii) George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).

Item 3.                          Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

A total of $15,500,000 was paid to acquire the 155,000 Series B Preferred Units acquired by the Reporting Persons on January 16, 2015.  In connection with the January 14, 2015 Put Exercise Notice (as defined below) and the Letter Agreement (as defined below), the Reporting Persons advanced an additional $26,412,000 as a commitment to acquire in the future an additional 264,120 Series B Preferred Units pursuant to the terms of the Letter Agreement.  The purchase of such securities was funded from funds available to the Reporting Persons and the applicable subsidiaries and affiliates thereof, including capital contributions from investors.

Item 4.                          Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately prior to the last paragraph thereof:

On January 14, 2015, the Sentio Parties delivered to Sentinel LP a put exercise notice for the purchase by Sentinel LP of an additional 419,120 Series B Preferred Units (“January 14, 2015 Put Exercise Notice”).  The acquisition of such number of units would cause the Reporting Persons’ beneficial ownership of Common Stock to exceed 49% of the Issuer.  This ownership level would trigger certain “change-of-control” provisions in the Sentio Parties’ loan documents.  Without lender consents for the change of control, the Sentio Parties would be in default under their loan documents.  Therefore, on January 16, 2015, the Sentio Parties entered into a Letter Agreement with Sentinel LP.  Pursuant to the terms of the Letter Agreement, the parties agreed to issue 155,000 Series B Preferred Units on January 16, 2015, with the remaining 264,120 Series B Preferred Units to be issued upon the earlier to occur of the following: (a) receipt of all necessary lender consents, (b) four months following the closing of the acquisition of the 155,000 Series B Preferred Units reported herein, unless otherwise extended by Sentinel LP pursuant to the terms of the Letter Agreement, (c) upon a Liquidation Event (as defined in the Investor Rights Agreement), (d) at Sentinel LP’s election, a sale of a material amount of the assets of the Issuer or Sentio Partnership, (e) at Sentinel LP’s election, a sale or issuance of any equity in the Issuer or Sentio Partnership other than (X) sales by holders of the stock of the Issuer in the ordinary course or (Y) issuances pursuant to the Purchase Agreement, and (f) at Sentinel LP’s election, the listing of securities of the Issuer or Sentio Partnership on a nationally recognized stock exchange.

The foregoing description of the terms of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached hereto as  Exhibit L, and is incorporated herein by reference.

Item 5.                          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting the first paragraph thereof and replacing it with the following:

(a) and (b). The Reporting Persons beneficially own an aggregate of 10,993,613 shares of Common Stock, which represent, in the aggregate, approximately, 48.9% of the outstanding shares of Common Stock.  The 10,993,613 shares of Common Stock consist of 1,101,560 Series B Preferred Units of Sentio Partnership held directly by Sentinel LP, which, pursuant to the terms of the Amended Sentio Partnership Agreement (as defined below), are convertible into 10,993,613 common units of the Sentio Partnership, which are then exchangeable for 10,993,613 shares of Common Stock.  The percentage of beneficial ownership in this Schedule 13D is based on 11,472,765 shares of Common Stock outstanding as of November 6, 2014, as reported by the Issuer in its Form 10-Q filed by the Issuer with the SEC on November 13, 2014, and assumes that an additional 10,993,613 shares of Common Stock are outstanding upon conversion of the Series B Preferred Units held by Sentinel LP into Common Stock.

Item 5(c) is hereby amended and restated in its entirety with the following:

(c) Except as set forth in this Statement or as previously disclosed in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph thereof:

Amendments to Securities Purchase Agreement

Under the Purchase Agreement, Sentinel LP had a commitment to finance future real estate transactions (such investment and related agreements are referred to as the “KKR Equity Commitment”) pursuant to the terms thereof.  On December 22, 2014, the Sentio Parties and Sentinel LP entered into the Third Amendment Agreement, which amended the Purchase Agreement to, among other changes, permit the Sentio Parties to utilize the KKR Equity Commitment to finance the origination and funding of non-recourse loans to third-party borrowers for the development, construction and leasing of health care properties (each a “Construction Loan”).  Previously, the KKR Equity Commitment had only contemplated the financing of real estate acquisitions.  Pursuant to the Third Amendment Agreement, the Sentio Parties may deliver a put exercise notice related to a Construction Loan, which Sentinel LP may then approve or disapprove in its discretion.  If Sentinel LP approves a Construction Loan put exercise notice, Sentinel LP is then committed to fund the full put exercise amount included in the related notice.  However, Sentinel LP shall fund the put exercise amount in installments (commencing on the closing of the Construction Loan put exercise) pursuant to a draw schedule provided by the Sentio Parties, which draw schedule the Sentio Parties may adjust by no more than 10% without further approval by Sentinel LP.  Notwithstanding the fact that at the closing of the Construction Loan put exercise Sentinel LP will not contribute cash to Sentio Partnership in the full put exercise amount, Sentio Partnership will issue Series B Preferred Units to Sentinel LP in an amount that reflects the full amount of the Construction Loan put exercise.  In the event the Issuer experiences a liquidation event (as defined in the Investor Rights Agreement), Sentinel LP is required to immediately advance to the Sentio Parties all Construction Loan put exercise amounts remaining to be funded.  Finally, the term of the Purchase Agreement was revised to provide that if the draw schedule of a Construction Loan put exercise extends beyond the initially contemplated term of the Purchase Agreement, the Purchase Agreement shall continue, solely with respect to the obligation of Sentinel LP to continue funding amounts under a Construction Loan put exercise and any rights and obligations of the parties with respect thereto, beyond the initially contemplated term and shall terminate automatically on the date the unfunded amount of a Construction Loan put exercise equals zero dollars.

The Third Amendment also includes the following additional change and clarification. The Sentio Parties’ ability to deliver put exercise notices to Sentinel LP was increased from four to six times per year.  In addition, the Issuer may not pursue a sale of the assets or equity of the Partnership and the Issuer until the earlier of (i) March 1, 2016 or (ii) the date on which the Issuer or Sentio Partnership, as applicable, has issued to the Investor $100,000 in aggregate liquidation preference amount of Series C Preferred Shares and $149,900,000 in aggregate liquidation preference amount of Series B Preferred Units.

The foregoing description of the terms of the Third Amendment Agreement is qualified in its entirety by reference to the full text of the Third Amendment Agreement, a copy of which was attached to the Form 8-K filed by the Issuer with the SEC on December 30, 2014, and is incorporated herein by reference.

Amendment to Second Amended and Restated Operating Partnership Agreement

On December 22, 2014, the Issuer, HPC LP TRS, LLC and Sentinel LP entered into the First Amendment to the Amended Sentio Partnership Agreement (the “Partnership Amendment”) to revise certain terms of the Series B Preferred Units included in the Amended Sentio Partnership Agreement to be consistent with the changes effected in the Third Amendment Agreement.

Pursuant to the Partnership Amendment, any Series B Preferred Units issued in connection with the January 14, 2015 Put Exercise Notice will receive cash distributions at a reduced annual rate equal to 6.0% in preference to any distributions paid to common units.  In addition, in consideration of the fact that at any closing of a Construction Loan put exercise, Sentio Partnership will issue Series B Preferred Units in the full amount of the exercise put amount committed by Sentinel LP notwithstanding the fact that Sentinel LP will contribute the cash to Sentio Partnership in installments pursuant to a draw schedule as described above, the preferred return for a Construction Loan put exercise will be calculated based solely on the exercise put amount related to the Construction Loan put exercise that has been funded as opposed to the full amount of Series B Preferred Units outstanding. The Partnership Amendment further adjusts the “catch-up” return common stockholders must receive to a weighted average of 7.5% and 6.0% to account for the different rate of return on any Series B Preferred Units issued in connection with the January 14, 2015 Put Exercise Notice.

The Partnership Amendment also permits Sentio Partnership to engage in a sale of the assets or equity of Sentio Partnership without the consent of Sentinel LP, which would otherwise be required under the Amended Sentio Partnership Agreement, provided the following conditions are met: (i) the sale is cash only, and (ii) the Issuer or Sentio Partnership, as applicable, has issued to Sentinel LP $100,000 in aggregate liquidation preference amount of Series C Preferred Shares and $149,900,000 in aggregate liquidation preference amount of Series B Preferred Units.  Finally, the Partnership Amendment requires prior approval from Sentinel LP for any material changes to the transaction documents related to the January 14, 2015 Put Exercise Notice.

The foregoing description of the terms of the Partnership Amendment is qualified in its entirety by reference to the full text of the Partnership Amendment, a copy of which was attached to the Form 8-K filed by the Issuer with the SEC on December 30, 2014, and is incorporated herein by reference.

Amendment to Investor Rights Agreement

On December 22, 2014, the Sentio Parties and Sentinel LP entered into the First Amendment to Investor Rights Agreement to amend the Investor Rights Agreement to permit the Issuer to engage in a sale of the assets or equity of Sentio Partnership and the Issuer without the consent of Sentinel LP, which would otherwise be required under the Investor Rights Agreement, provided the conditions described above are met.

The foregoing description of the terms of the First Amendment to Investor Rights Agreement is qualified in its entirety by reference to the full text of the First Amendment to Investor Rights Agreement, a copy of which was attached to the Form 8-K filed by the Issuer with the SEC on December 30, 2014, and is incorporated herein by reference.

Item 4 of the Schedule 13D is incorporated herein by reference.

Item 7.                          Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit No.	Description

Exhibit L	Letter Agreement.

Exhibit M

Third Amendment Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 30, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit N

Partnership Amendment (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on December 30, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit O

First Amendment to Investor Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on December 30, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2015

SENTINEL RE INVESTMENT HOLDINGS LP

By:	Sentinel RE Investment Holdings GP LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

SENTINEL RE INVESTMENT HOLDINGS GP LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR REPA AIV-1 L.P.

By:	KKR Associates REPA L.P., it general partner

By:	KKR REPA GP LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES REPA L.P.

By:	KKR REPA GP LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR REPA GP LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence Gallagher
Name: Terence Gallagher
Title: Attorney-in-fact

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following:

Exhibit No.	Description

Exhibit L	Letter Agreement.

Exhibit M

Third Amendment Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on December 30, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit N

Partnership Amendment (filed as Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on December 30, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit O

First Amendment to Investor Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on December 30, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit L

LETTER AGREEMENT

January 16, 2015

Sentinel RE Investment Holdings LP

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

Attention: Billy Butcher and General Counsel

Re:  Issuance of Series B Convertible Preferred Units and Change of Control

Ladies and Gentlemen:

Reference is hereby made to that certain Purchase Agreement, as amended by that Amendment Agreement, dated February 10, 2014, that Second Amendment Agreement, dated April 8, 2014, and that Third Amendment Agreement, dated December 22, 2014 (the “Third Amendment”) (collectively, the “Purchase Agreement”) by and among Sentinel RE Investment Holdings LP, a Delaware limited partnership (the “Investor”), Sentio Healthcare Properties, Inc., a corporation organized under the laws of the State of Maryland (the “Company”), and Sentio Healthcare Properties OP, L.P., a Delaware limited partnership (the “Partnership,” and together with the Company, the “Sentio Parties”).  Capitalized terms not otherwise defined herein shall have the respective meanings assigned to such terms in the Purchase Agreement.

Whereas, if the Partnership were to issue all Series B Convertible Preferred Units, as calculated pursuant to Section 2.2 of the Purchase Agreement, for the Exercised Put Amount related to the Construction Loan Put Exercise, the Investor would beneficially own greater than 49% of the outstanding partnership interest of the Partnership, triggering certain “change-of-control” provisions in the Sentio Parties’ loan documents, which, without consents from the lenders thereto, would cause the Sentio Parties to be in default under such loan documents.  Although the Sentio Parties are currently pursuing such requisite lender consents, the Sentio Parties do not anticipate receiving all required consents prior to the Closing of the Construction Loan Put Exercise and thus wish to divide the issuance of the Series B Convertible Preferred Units for the Construction Loan Put Exercise into two issuances.

In consideration of the mutual agreements and covenants contained herein, for the reasons discussed above and for other good and value consideration, the receipt and sufficiency of which is hereby acknowledged, the Sentio Parties and the Investor hereby agree as follows:

1.                                      Issuance of Series B Convertible Preferred Units.  Notwithstanding anything to the contrary in the Purchase Agreement, upon the Closing of the Construction Loan Put Exercise, the Partnership will issue to the Investor that number of Series B Convertible Preferred Units that would cause the Investor’s ownership interest in the Partnership to be 48.9% (such number of Series B Convertible Preferred Units hereafter referred to as the “First Issuance”).  The balance of the Series B Convertible Preferred Units issuable upon the Closing of the Construction Loan Put Exercise pursuant to the Third Amendment (which amount will equal the difference between (i) the securities calculated pursuant to Section 2.2 of the Purchase Agreement for the Construction Loan Put Exercise (the “Full Issuance”) and (ii) the First Issuance) will then be issued upon the earlier to occur of the following: (a) receipt of all lender consents listed on Schedule A attached hereto, (b) four months following the Closing of the Construction Loan Put Exercise, subject to one or more extensions beyond such four-month period exercisable by the Investor in its discretion upon ten days’ notice to the Sentio Parties, (c) upon a Liquidation Event (as defined in the Investor Rights Agreement), (d) at the Investor’s election, a sale of a material amount of the assets of the Company or the Partnership, (e) at the Investor’s election, a sale or issuance of any equity in the Company or the Partnership other than (X) sales by holders of the stock of the Company in the ordinary course or (Y) issuances pursuant to the Purchase Agreement and (f) at the Investor’s election, the listing of securities of the Company or the Partnership on a nationally recognized stock exchange.  For all other purposes under the Purchase Agreement, as well as the Investor Rights Agreement and the Partnership Agreement (each as defined in the Purchase Agreement), including the receipt by the Investor of distributions payable on the Series B Convertible Preferred Units under Section 9.2(d)(iii)(F) of the Partnership Agreement (which shall be accrued until they are paid to the Investor at the time of the Full Issuance), the Investor shall be treated as having been issued the Full Issuance as of the date of the Closing; provided that the Investor shall have only the voting rights relating to the securities the Investor actually beneficially owns; provided further that nothing herein shall be deemed to amend or modify Sections 9.2(d)(iii)(A) and  9.2(d)(iv)(D) of the Partnership Agreement. Notwithstanding anything to the contrary in the Purchase Agreement, the Investor Rights Agreement, the Partnership Agreement or this Letter Agreement, in no event shall the Investor be required, without its prior written consent, to invest in the Company in excess of $15,500,000 in the aggregate from the date of the First Issuance unless the Investor has received the Full Issuance. The Sentio Parties and the Investor agree that upon receipt of copies of the loan documents evidencing the loan encumbering the property known as Buffalo Crossing (the “Buffalo Crossing Loan”), Schedule A attached hereto shall be amended to reflect whether lender consent is required with respect to the Buffalo Crossing Loan.

2.                                      Ratification.  The Purchase Agreement and this Letter Agreement shall remain in full force and effect and are hereby ratified and confirmed in all respects.

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3.                                      Governing Law.  This Letter Agreement will be governed by and construed in accordance with the internal procedural and substantive laws of the State of New York, without giving effect to the choice of law provisions of such state that would cause the application of the laws of any other jurisdiction.

4.                                      Counterparts.  This Letter Agreement may be executed in counterparts (including by facsimile or other electronic transmission), all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties (including by facsimile or other electronic transmission).

[SIGNATURE PAGE FOLLOWS]

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If the foregoing meets with your approval, please indicate your acceptance of this Letter Agreement by countersigning a copy of this agreement in the space indicated below.

Very truly yours,

Sentio Healthcare Properties, Inc.

		By:	/s/ John Mark Ramsey
Name: John Mark Ramsey
Title: President and Chief Executive Officer

Sentio Healthcare Properties OP, L.P.

By: Sentio Healthcare Properties, Inc., its general partner

		By:	/s/ John Mark Ramsey
Name: John Mark Ramsey
Title: President and Chief Executive Officer

Agreed to and accepted:
Sentinel RE Investment Holdings LP

By: Sentinel RE Investment Holdings GP, as general partner

By:	/s/ Billy Butcher
Name: Billy Butcher
Title: Vice President